March 11, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3233

Attention: Susan Block

Re:  Acceleration Request for SoFi Technologies, Inc.
Registration Statement on Form S-1 (File No. 333-263277)

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, SoFi Technologies, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-263277) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on March 15, 2022 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Benjamin K. Marsh of Goodwin Procter LLP at (212) 813-8816 and that such effectiveness also be confirmed in writing.

Very truly yours,

By:	/s/ Robert S. Lavet
Name:	Robert S. Lavet
Title:	General Counsel and Secretary